May 19, 2023
Vancouver, British Columbia

Wheaton Precious Metals Announces Passing of Former Director

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company) regrets to announce that one of the Company's founding board members, John Brough, passed away on May 17, 2023, due to a health-related issue.

Spanning a career of over 40 years, Mr. Brough was active in both the real estate and mining industries. Throughout Mr. Brough's tenure with Wheaton, he played an integral role in the successful development and growth of the Company as a dedicated member of the Board of Directors, having held the positions of Chair of the Audit Committee and a member of the Governance and Sustainability Committee.

"John's strategic foresight, guidance and support have been a core part of our development and growth," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "Our success reflects John's firm commitment to building Wheaton into one of the best precious metals streaming companies in the world. I would like to express our sincere gratitude for his service. John will always be a part of Wheaton. On behalf of the board of directors, management and staff of Wheaton, our deepest sympathies are with John's family and friends during this difficult time."

"John will be deeply missed by all who knew him. His contributions to Wheaton and the business community as a whole will always be remembered and appreciated," said George Brack, Chair of the Board of Directors of Wheaton.

In memory of Mr. Brough, Wheaton will make an increased contribution to Wellspring Cancer Support, a non-profit organization that provides support and programs at no charge to anyone with cancer. Mr. Brough was a strong advocate for the organization and Wheaton is honoured to support this important cause.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

For further information, please contact:

Patrick Drouin or Emma Murray
Investor Relations | Wheaton Precious Metals Corp.
Tel: 1-844-288-9878

Email: info@wheatonpm.com
Website: www.wheatonpm.com